3453-00-13

AMENDMENT

to the

REINSURANCE AGREEMENT

Effective March 1, 1993

(hereinafter referred to as the “Agreement”)

between

THRIVENT FINANCIAL FOR LUTHERANS

Appleton, Wisconsin

(hereinafter referred to as the “Ceding Company”)

and

RGA REINSURANCE COMPANY, Chesterfield, Missouri

(hereinafter referred to as the “Reinsurer”)

This Amendment is Effective October 1, 2019

I.	REINSURANCE PREMIUMS FOR BEST PREFERRED FACULTATIVE BUSINESS

Effective for new business issued on and after the effective date of this Amendment, Exhibit 1 - Appendix 1 Reinsurance Premiums - 1A and 1B are hereby amended to document the availability of the Best Preferred Facultative rate class for such business. The reinsurance premiums for Best Preferred Facultative cases will be 63. 75% of the standard premium rates for the applicable base plan. Best Preferred Facultative cases must qualify under the Ceding Company’s Best Preferred underwriting criteria, and the Reinsurer’s underwriter must indicate that the risk is eligible for preferred classification.

For clarity, the pay percentages below apply to all plans and riders reinsured under Exhibit 1 - Appendix 1 Reinsurance Premiums - 1A and 1B of the Agreement, and reinsurance premiums are to be calculated according to Exhibit 1.

Pay Percentages
Standard	90%
(Smoker/Nonsmoker)
Substandard	Additional 25% of Standard Rotes
(Smoker/Nonsmoker)	Per Table Rating
Preferred	90% of Standard (81% of Table)
(Smoker/Nonsmoker)
Super Preferred	75% of Standard (67.5% of Table)
(Nonsmoker)
Best Preferred	63. 75% of Standard (57.38% of Table)
(Nonsmoker)

(881) 3453-00-13	10/31/2019

II.	RATES FOR ATTAINED AGE 100 AND ABOVE

Effective as of the date of this Amendment, for all in force business and any new business issued on and after such date, the Agreement is hereby amended as shown below to document the reinsurance premium rates payable for attained age 100 and above, and clarify the maximum attained age for coverage under the Agreement. (A) For any single life policies and riders for which the reinsured net amount at risk continues to be positive after the insured’s attained age 100, the reinsurance premium rate to be used for attained ages 100 and above will be equal to the reinsurance premium rate at attained age 99, and shall continue to be payable up to and including the insured’s attained age 120. Reinsurance under this Agreement for single life policies and riders covered under the Agreement terminates with no further liability on behalf of the Reinsurer upon the insured’s attained age 121.

(B) For any joint life policies and riders for which the reinsured net amount at risk continues to be positive after attained age 100 of either insured, the reinsurance premium rate to be used for attained ages 100 and higher will be equal to the reinsurance premium rate at attained age 99, and shall continue to be payable up to and including the younger insured’s attained age 120. Reinsurance under this Agreement for Joint policies and riders terminates with no further liability on behalf of the Reinsurer upon the younger insured’s attained age 121.

All provisions of the Agreement not specifically modified herein remain unchanged.

lN WITNESS WHEREOF, all parties have executed this Amendment in duplicate as follows:

THRIVENT FINANCIAL FOR LUTHERANS

By:	/s/ Dan Theobald	By:	/s/ Douglas Bearrood

Name:	Dan Theobald	Name:	Douglas Bearrood
Title:	Director, Actuary	Title:	VP, Actuary
Date:	12/12/2019	Date:	12/13/19
Location: Minneapolis, MN		Location: Minneapolis, MN

RGA REINSURANCE COMPANY

By:	/s/ Brian Sibley
Name:	Brian Sibley
Title: Vice President
Date:	12/13/2019
Location: Chesterfield, Missouri

(881) 3453-00-13	10/31/2019